ORBITAL CORPORATIOM LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 www.orbitalcorp.com.au
ASX Code: OEC

FOR IMMEDIATE RELEASE: 27 JUNE 2014

ORBITAL IMPLEMENTS SHARE BUY-BACK PROGRAM

PERTH, AUSTRALIA – Orbital Corporation Limited (Orbital or the Company) announces that it intends to implement an on-market share buy-back of up to 10% of the Company’s fully paid ordinary shares or 4,975,699 shares.

Commenting on the buy-back, Orbital Chairman, Dr Merv Jones, said:

“The Board believes the current Orbital share price does not reflect fair value of the Orbital group, particularly considering the underlying value of the Synerject business and the developing small unmanned aerial systems (SUAS) business.

Our continued transition from a consulting services business to a systems supply business gives the Board confidence to approve this capital management measure.

The share buy-back reflects the Board’s goal of returning value to shareholders and maintaining a strong balance sheet.”

The buy-back will commence no earlier than 14 July 2014 and end no later than 12 months from the date of this announcement.  The timing and actual number of shares purchased under the buy-back will depend on the prevailing share price, market conditions and other considerations, and all shares purchased under the buy-back will be cancelled.

An Appendix 3C in respect of the buy-back is attached to this announcement.

CONTACTS	Terry Stinson CEO & Managing Director Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC).

ADDITONAL INFORMATION TO THE MARKET

Summary of the recent Director appointment

On 17 June 2014, Orbital announced the appointment of Mr John Welborn as an independent Non-Executive Director.

Mr Welborn is currently the Managing Director and Chief Executive Officer of Equatorial Resources Limited (ASX: EQX), an ASX-listed iron ore exploration and development company with two 100% owned large-scale iron ore projects in the Republic of Congo.

Mr Welborn is a Chartered Accountant with a Bachelor of Commerce degree from the University of Western Australia and holds memberships of the Institute of Chartered Accountants in Australia, the Financial Services Institute of Australasia and the Australian Institute of Company Directors.

Mr Welborn is a former International Rugby Union Player with extensive experience in the resources sector as a senior executive and in corporate management, finance and investment banking.  He was the Head of Specialised Lending in Western Australia for Investec Bank (Australia) Ltd and has more than 20 years of commercial experience in national and international professional services and management consulting firms.

Mr Welborn has also served on the Boards of a number of charitable organisations, is a former Commissioner of Tourism Western Australia, and is currently a non-executive director of Prairie Downs Metals Limited (ASX: PDZ).

Summary of recent small unmanned aerial systems (SUAS) announcement

On 23 June 2014, Orbital announced that it had reached a settlement with AAI Corporation (AAI) over the dispute related to past contracts that had resulted in AAI withholding payment on outstanding invoices.

The terms of the formal settlement are commercially confidential, however as a result of the settlement Orbital expects to recover over $1.2 million of the impairment recorded in the Company’s half year financial report.

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.